August 6, 2024

VIA ELECTRONIC EDGAR FILING

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Masterworks Vault 10, LLC
Amendment No. 2 to Offering Statement on Form 1-A
Filed May 7, 2023
File No. 024-12323

Dear Sir or Madam:

We have electronically filed herewith on behalf of Masterworks Vault 10, LLC (the “Company”) Amendment No. 3 (“Amendment No. 3”) to the above-referenced offering statement on Form 1-A originally filed on August 23, 2023 (the “Original Filing”), as amended by Amendment No. 1 on October 16, 2023 (“Amendment No. 1”) and Amendment No. 2 on May 7, 2024 (“Amendment No. 2” and together with the Original Filing and Amendment No. 1, the “Form 1-A”). Amendment No. 3 is marked with < R > tags to show changes made from the Form 1-A filing. In addition, we have included a narrative response keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Joshua B. Goldstein dated June 12, 2024. We trust you shall deem the contents of this transmittal letter responsive to your comment letter.

Amendment No. 2 to Offering Statement on Form 1-A

General

1.

Comment: We note your response to prior comment 1 and reissue. Please clarify the revisions to your proposed restructuring transactions and address, among other things: why you now refer to the target issuers as the “Predecessor Issuers;” the purpose of the share forfeiture; and why the asset transfer of the existing issuers’ assets will now be deemed a contribution instead of an assignment in which you previously disclosed that the target issuers were to receive all shares of the newly formed merger series.

Response: In Amendment No. 2, the Company made certain revisions to the steps of the Restructuring Transactions that were described in the Original Filing and Amendment No. 1 (the “prior structure”). The Restructuring Transactions described in Amendment No. 2 (the “new structure”) achieves the same objectives and outcomes as the prior structure, but avoids the need for a merger and eliminates the technical concern expressed by the Staff that the purchasers of the Class A shares in the Offering in the prior structure would not make new representations as to whether they are eligible to participate in the Offering in accordance with Rule 251(d)(2)(i)(C) under the Securities Act of 1933, as amended.

The Company’s response to each of the Staff’s more specific questions is set forth in a separate paragraph below.

Since the new structure does not include a merger in the Restructuring Transactions, the Company changed the terminology “Target Issuer”, which is typical language used in the context of a merger, to “Predecessor Issuer”, which is a more descriptive term to describe the relationship between the existing issuer entity and the new series.

In the new structure, Masterworks forfeits its Management Fee Shares, Class B shares and Class C share in each Predecessor Issuer (the “Forfeited Shares”). In addition, upon formation of each series of the Company, such series will issue 1,000 Class B shares, the number and class of outstanding Management Fee Shares of the applicable Predecessor Issuer to the Administrator and a Class C share to an affiliate of Masterworks, if any, that holds a Class C share in the applicable Predecessor Issuer. The purpose of the forfeiture of the Forfeited Shares and the new issuance of shares in the new series with the same rights in the new series as the Forfeited Shares had in the Predecessor Issuer is to maintain symmetry between the capital structure of the Predecessor Issuer immediately prior to the Restructuring Transactions and that of the new series immediately following the Restructuring Transactions. Masterworks considered alternative ways this aspect of the Restructuring Transactions could be achieved, but chose this approach because it believes that it aligns best with other steps in the Restructuring Transactions and the rights contained in the Predecessor Issuer operating agreements, including the pro rata distribution of the Class A shares of new series to existing holders of Class A shares in the applicable Predecessor Issuer.

In the new structure, which is the same as the prior structure in this regard, each Predecessor Issuer will assign to the applicable series all agreements to which it is a party and all of its rights to agreements to which the Administrator is a party acting on its behalf. However, in the prior structure, all of the assets of the Target Issuer were being transferred to a newly formed merger series of the Company in exchange for 100% of the shares of the merger series. This transfer was referred to as an “asset transfer” because the series receiving the assets was not a subsidiary of the Target Issuer until after the asset transfer transaction was complete. The term “contribution” is commonly used to refer to a transfer of assets from a parent to a subsidiary. In the new structure, all of the assets of each Predecessor Issuer will be contributed to a series of the Company, and such step is described as a “contribution” because the series is an existing subsidiary of the Predecessor Issuer prior to the contribution.

2.

Comment: We note your response to prior comment 1 that “[n]o step in the Restructuring Transactions requires the vote or consent of the security holders of the Predecessor Issuers... or the series of the Company.” We note that in the prior amendment of the offering statement, you disclosed that “[e]ach Target Issuer recently consummated a consent solicitation.” Please provide your legal analysis as to how you are complying with the Securities Act of 1933 with respect to the consent solicitation that was previously undertaken.

Response: First, the Company would note that the consent solicitation and the Restructuring Transactions are in no way related or contingent upon one another. The consent solicitation related to proposed changes to the vesting and form of management fee shares earned by Masterworks and other changes to conform certain provisions in past offerings to those in more current offerings. The changes to the operating agreements and administrative services agreements approved through the consent solicitation were effective as of December 31, 2023, which was originally the same date the Restructuring Transactions were planned to occur, which is why such transactions were described as occurring “concurrently” in Amendment No. 1. Second, no step in the Restructuring Transactions requires the vote or consent of the security holders of the Predecessor Issuers. Accordingly, the consent solicitation did not relate to the issuance of securities and the Company does not believe the consent solicitation implicates the Securities Act in any material respect.

3.

Comment: Please provide the form of assignment and assumption agreement and the governing documents of the issuer, including the amended and restated operating agreement and form of series agreement. Please note, we may have further comments.

Response: The Company has added the requested documents as exhibits to Amendment No. 3.

4.

Comment: We note your response to prior comment 2. Please provide your legal analysis as to how your proposed revised transaction structure complies with Rules 251(d)(2)(i)(C) and 251(d)(2)(i)(D) of Regulation A. Please refer to Securities Act Compliance and Disclosure Interpretation Question 255.41.

Response: The Company believes that the proposed revised transaction structure complies with Rule 251(d)(2)(i)(C) and 251(d)(2)(i)(D) of Regulation A. Each Predecessor Issuer, rather than the investors in each Predecessor Issuer, are participating in the offering as purchasers and we intend to obtain representations from all such purchasers in the offering that they are qualified purchasers.

The Company believes that Securities Act Compliance and Disclosure Interpretation Question 255.41 is inapplicable to the Company’s offering for several reasons. The Staff’s guidance in Question 255.41 and the No-Action Letters referenced therein stand for the proposition that a partnership may not be treated as single purchaser for purposes of Rule 506 (and its precursor, Rule 146) if the partnership is organized for the specific purpose of investing in the securities being offered, but rather the issuer must look through the partnership to the individual partners. In the factual background for Question 255.41, the partners were given the option to participate in the investment or refrain from participating, which involves an investment decision and is tantamount to forming a new partnership for the purpose of making the investment irrespective of the fact that the legal entity had been in existence for a period of time. Any alternative interpretation under those facts would violate the intent of the exemption and the plain language of Rule 501, which provides in clauses (a)(3) and (a)(8) that a partnership is not an accredited investor if it is formed for the purpose of making the investment, unless all of the individual partners are accredited investors as provided in clause (a)(8). Since the entire point of the exemptions afforded by Rule 506 (and its precursor, Rule 146) was to permit sophisticated wealthy individuals to invest, any other interpretation of the rules in the context of those rules would permit non-accredited people to do indirectly what they could not otherwise do directly.

The Company does not believe the referenced guidance should apply to the qualified purchaser standard in Regulation A, except to the extent a company were relying on the “accredited investor” prong of that standard, which the Company is not. The Predecessor Issuers are not accredited investors and the Company intends to rely on representations from each of them that the amount of the purchase price is less than 10% of their net assets. In contrast to a Rule 506 offering that is limited to accredited investors, anyone can participate in a Regulation A offering, provided that the level of participation of non-accredited investors does not exceed 10% of their net worth or income. Neither the text of the Regulation A adopting release nor any guidance issued by the Staff implies that a newly formed entity, whether it be a partnership or other entity type, formed for the specific purpose of investing in a Regulation A offering would be prohibited from participating in such offering. Since there is no prohibition on a newly formed entity investing in a Regulation A offering at proscribed levels, there is no circumvention of the text or intent of Regulation A and therefore no need to look through the partnership to the individual partners. In the present case, each Predecessor Issuer will invest far less than 10% of its net assets to participate in the offering and individual members of the Predecessor Issuer will invest nothing.

Moreover, even if the Staff is of the view that the rationale prohibiting newly formed partnerships formed for the purpose of making a specific investment from participating in Rule 506 offerings somehow applies in the context of a Regulation A offering in which the investor is not relying on the accredited investor prong of the qualified investor definition, the Company’s offering would still be permissible since no Predecessor Issuer has been formed for the specific purpose of acquiring the securities to be offered by the Company and, in contrast to the guidance cited by the Staff, no new de facto partnership is formed to invest in the offering. All existing shareholders are participating in the related Restructuring Transactions on a pro rata basis to the same extent as if they were shareholders in a corporation and no shareholder is being requested to vote on the offering or the Restructuring Transactions, offering any consideration to purchase the securities or otherwise making an investment decision.

If the Staff has any further comments regarding the offering statement on Form 1-A, or any subsequent amendments to the Company’s offering statement on Form 1-A, please feel free to contact the undersigned.

MASTERWORKS VAULT 10, LLC

By:	/s/ Joshua B. Goldstein
Joshua B. Goldstein General Counsel and Secretary

cc:	Donald Field/U.S. Securities and Exchange Commission
Alyssa Wall/U.S. Securities and Exchange Commission